Exhibit 99.1

GasLog Ltd. Announces Special Dividend Of $0.40 Per Common Share And Authorization Of A Share Repurchase Program

Monaco, November 28, 2018 - GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) is pleased to announce that its Board of Directors (the “Board”) has approved the payment of a special dividend. In addition, the Board has authorized the Company to establish a share repurchase program.

•      Payment of a special dividend in the amount of $0.40 per common share, payable on December 17, 2018 to shareholders of record on December 10, 2018

•      Authorization of a share repurchase program of up to $50 million covering the period January 1, 2019 to December 31, 2021

In approving the special dividend, the Board considered GasLog’s liquidity following recent financing and corporate transactions by and with GasLog Partners LP, forecast debt amortization and capex commitments. The Board believes that the LNG shipping market is in the early stages of a multi-year upcycle underpinned by positive LNG supply and demand fundamentals.

Paul Wogan, Chief Executive Officer of GasLog, stated, “The payment of the special dividend and the authorization of a share repurchase program enables the Company to deliver on the prospect of enhanced shareholder returns communicated at our Investor Day in April and reiterated at our recent quarterly results. The special dividend underscores our positive outlook for LNG shipping markets and rewards shareholders for their trust in the GasLog investment case. Continued execution of our strategy against a strong market backdrop is expected to deliver the financial capacity to fund charter-backed fleet growth and to consider the scope for further special dividends and share repurchases”.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 32 LNG carriers (including 25 ships on the water and seven on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 14 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com

Share Repurchase Program

Under the terms of the repurchase program, the Company may repurchase common shares from time to time, at the Company’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations.  The Company is not obligated under the repurchase program to repurchase any specific dollar amount or number of common shares, and the repurchase program may be modified, suspended or discontinued at any time or never utilized. Any common shares repurchased by the Company under the program will be held in treasury.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in spot and long-term charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;

•                  our ability to maintain long term relationships and enter into time charters with new and existing customers;

•                  increased exposure to the spot market and fluctuations in spot charter rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  fluctuations in currencies and interest rates;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labour, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on February 28, 2018 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.